


03052206

BB 3B

U
SECURITIES A
Wash.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING FEB 26 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 45514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ONB INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 MAIN STREET
(No. and Street)

EVANSVILLE, IN 47708
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JIM WYANT, 501 MAIN STREET, EVANSVILLE, IN 47708 812-465-8897
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

1 NORTH WACKER DRIVE, CHICAGO, IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 11/20

OATH OR AFFIRMATION

I, KENNETH J ELLSPERMANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ONB INVESTMENT SERVICES INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

STATE OF INDIANA
VANDERBURGH COUNTY



Notary Public
STEPHANIE K GRIFFIS

COMMISSION EXPIRES MAY 10, 2008
VANDERBURGH COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONB Investment Services, Inc.

Financial Statements and Supplementary Information Pursuant to Securities and Exchange Commission Rule 17a-5

December 31, 2002

(CONFIDENTIAL TREATMENT REQUESTED)

ONB Investment Services, Inc.

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors of
ONB Investment Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of ONB Investment Services, Inc. (the "Company") at December 31, 2002, and December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 21, 2003

ONB Investment Services, Inc.

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 649,198
Cash segregated under Federal and other regulations	99,594
Securities purchased under agreements to resell	992,710
Receivable from clearing brokers	336,798
Premises and equipment, net of accumulated depreciation of $437,922	261,187
Goodwill	582,862
Prepaid expenses	87,103
Other assets	99,985
Total assets	$ 3,109,437
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 459,474
Stockholder's equity:	
Common stock	4,844
Additional paid-in capital	1,469,695
Retained earnings	1,175,424
Total stockholder's equity	2,649,963
Total liabilities and stockholder's equity	$ 3,109,437

The accompanying notes are an integral part of these financial statements.

ONB Investment Services, Inc.

Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Commission revenue	$ 5,313,571
Other commissions and fees	279,828
Interest income	19,367
Other income	29,003
Total revenues	5,641,769
Expenses:	
Salaries and employee benefits	3,730,234
Clearing fees and other clearing related expenses	453,273
Equipment expenses	38,324
Occupancy expenses	224,758
Professional fees	52,747
Depreciation	108,996
Licenses, subscriptions and regulatory fees	172,245
Training and education	24,523
Travel	42,728
Administrative supplies	129,986
Marketing expenses	179,647
Other services - intercompany	160,151
Other	22,872
Total expenses	5,340,484
Income before income taxes	301,285
Income taxes	127,756
Net income	$ 173,529

The accompanying notes are an integral part of these financial statements.

ONB Investment Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock*	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 4,844	$ 1,469,696	$ 1,001,894	$ 2,476,434
Net income	-	-	173,529	173,529
Balance, December 31, 2002	$ 4,844	$ 1,469,696	$ 1,175,423	$ 2,649,963

*$1 par value; 4,844 shares authorized, issued and outstanding

The accompanying notes are an integral part of these financial statements.

ONB Investment Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 173,529
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	108,996
Changes in assets and liabilities:	
Cash segregated under Federal and other regulations	(1,363)
Securities purchased under agreements to resell	(383,455)
Receivable from clearing brokers	(189,101)
Prepaid expenses	(21,035)
Other assets	(7,160)
Accrued expenses and other liabilities	4,066
Total adjustments	(489,052)
Net cash used in operating activities	(315,523)
Cash flows from investing activities:	
Purchase of premises and equipment	(68,189)
Net cash used in investing activities	(68,189)
Net decrease in cash and cash equivalents	(383,712)
Cash and cash equivalents, beginning of year	1,032,910
Cash and cash equivalents, end of year	$ 649,198
Supplemental disclosure of cash flow information:	
Income taxes paid to Parent	$ 138,848

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations and Significant Accounting Policies**

ONB Investment Services, Inc. (the "Company") is a registered broker-dealer and registered investment advisor. The Company provides securities transaction services, which it clears on a fully disclosed basis through other brokers, and investment company transaction services, which it clears directly with the funds, to customers located through the United States of America.

The Company is a wholly-owned subsidiary of Old National Bancorp ("Parent") and the majority of the customers are depositors or other customers of the Parent or entities affiliated with the Parent (collectively, "affiliated entities").

Cash Equivalents

All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell are accounted for as collateralized financings at cost plus accrued interest, which approximates fair value.

The Company monitors the fair value of the securities purchased under these agreements on a daily basis and may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful lives of the assets, ranging from three to seven years, principally on the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Goodwill

The excess of the cost of acquired entities over the fair value of identifiable assets acquired less liabilities assumed is recorded as goodwill. Amortization of goodwill is no longer recorded as a result of the Company's adoption of FASB Statement No. 142, *Goodwill and Other Intangible Assets*. The recoverability of goodwill is periodically evaluated by the Company. There was no impairment as of year-end.

Income Recognition

Commission revenue and expenses are recorded on trade date.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are reported at fair value. Assets including cash, receivables and other assets are carried at their fair value. Similarly, all of the Company's liabilities are carried at amounts approximately fair value due to their short-term nature.

Income Taxes

The Company is included in the consolidated income tax return of its Parent. Under the terms of an informal tax sharing agreement, the Company records income taxes as if it were a separate company. Amounts deemed to be payable or receivable on this basis are settled with the Parent.

2. Cash Segregated Under Federal and Other Regulations

Cash of $99,564 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commissions.

3. Receivable from Clearing Brokers

The Company clears customer securities transactions on a fully disclosed basis through other brokers. Receivable from clearing brokers represents commission revenue earned net of clearing expenses for the aforementioned customer transactions, amounts due to/from such clearing brokers for unsettled securities transactions and other amounts due relating primarily to fees and income earned from customers' securities transactions.

4. Related Parties

The Company compensates the Parent for services provided and other affiliates for computer, network and other related support.

Some expenses, such as compensation, office supplies, equipment, marketing and advertising and communications costs are incurred by affiliated entities and are allocated to the Company at the direction of the Parent.

At December 31, 2002, $160,151 of expenses have been allocated by the Parent.

5. Income Taxes

The results of the operations of the Company are included in the consolidated Federal and state tax returns filed by its Parent. The current and deferred portion of the income tax expense (benefit) included in the Statement of Income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes* are as follows:

	Current	Deferred	Total
Federal	$ 117,100	$ (16,141)	$ 100,959
State and local	31,081	(4,284)	26,797
Total	$ 148,181	$ (20,425)	$ 127,756

6. Off-Balance-Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through three clearing brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions when necessary. The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

7. Retirement Plan

The Parent has a noncontributory defined benefit retirement plan covering substantially all full-time employees. Retirement benefits are based on years of service and compensation during the highest paid five years of employment.

During 2001, the Parent amended this Plan to freeze the benefits accrued for all participants, except active participants who have completed at least 20 years of service or who have attained age 50 with at least five years of vesting service.

8. Profit Sharing Plan

The Parent has a profit-sharing plan for all employees who meet eligibility requirements. Contributions to the Plan are made when certain consolidated profit conditions are met. Employees may participate by contributing a percentage of their salary, a portion of which is matched by the Parent.

9. Commitments and Contingent Liabilities

As of January 30, 2002, the Company entered into an agreement with the Bank of New York Clearing Services, LLC ("BNYCS") to introduce certain of the Company's customers on a fully disclosed basis. If this agreement is terminated for any reason, the Company shall pay to BNYCS a termination fee equal to $296,600, plus expenses incurred by BNYCS in discontinuing the clearing arrangement.

10. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital of 6 2/3 percent of aggregate indebtedness or $250,000, whichever is greater.

Net capital and net capital requirements change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $96,855 and $250,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.57 to 1 at December 31, 2002.

On December 31, 2002, the Company had a net capital deficiency in the amount of $153,145. The net capital deficiency primarily arose due to the Company's misinterpretation of the National Association of Securities Dealers, Inc. (the "NASD") net capital rules, which determined a contingent liability to its clearing broker, the Bank of New York, should be deducted from net capital. This deficiency situation was corrected subsequent to December 31, 2002 by amending the Bank of New York agreement and the regulatory agencies were appropriately notified.

ONB Investment Services, Inc.

Computation of Net Capital
As of December 31, 2002

Stockholder's equity		$ 2,649,963
Deductions and/or charges:		
Non-allowable assets:		
Restricted cash	$ 89,595	
Receivables from brokers or dealers and clearing organizations	138,655	
Securities purchased under agreement to resell	992,710	
Fixed assets	261,187	
Prepaid expenses	87,103	
Goodwill	582,862	
Other assets	96,685	
Other termination fee	296,600	
Total deductions and/or charges		2,545,397
Net capital before haircuts on securities		104,566
Haircuts on securities		7,711
Net capital		$ 96,855
Minimum dollar net capital requirement (A)		$ 250,000
Aggregate indebtedness		$ 756,074
6-2/3% of aggregate indebtedness (B)		$ 50,405
Net capital requirement (greater of A or B)		$ 250,000
Net capital deficiency		$ (153,145)

ONB Investment Services, Inc.

Reconciliation of the Computation of Net Capital with the Corresponding Unaudited Computation Included in the FOCUS-Part II December 31, 2002

FOCUS – PART II

Reconciliation:		
Net capital as reported in the Company's unaudited X-17A-5 filing as of December 31, 2002	$	483,050
Adjustments:		
Increase to non-allowable assets		(89,595)
Increase to other - termination fee		(296,600)
		(386,195)
Adjusted net capital		96,855
Net capital required		250,000
Adjusted net capital	$	(153,145)
Reconciliation of aggregate indebtedness:		
Aggregate indebtedness, as reported	$	756,074
Adjustments: various accruals		-
Adjusted aggregate indebtedness	$	756,074
Net capital requirement at 6 2/3% of aggregate indebtedness	$	50,405

ONB Investment Services, Inc.

Statement Pursuant to Rule 15c3-3
December 31, 2002

Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Supplementary Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors of
ONB Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ONB Investment Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, except as noted below, there no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We noted that on December 31, 2002 the Company had a net capital deficiency in the amount of $153,145. The net capital deficiency arose primarily due to the Company's misinterpretation of the National Association of Securities Dealers, Inc. (the "NASD") net capital rules. The Company determined a contingent liability to its clearing broker, the Bank of New York, should not be deducted from net capital. Upon discussions with regulators, which took place subsequent to year-end, it was determined that the contingent liability should have been deducted from net capital, and therefore the Company was in a net capital deficiency situation. Had this contingent liability of $296,600 not been classified as a charge to net capital, the Company would have had a surplus above the required amount of $250,000. This deficiency situation was corrected subsequent to December 31, 2002 by amending the Bank of New York agreement and the regulatory agencies were appropriately notified. At all times, the Company had adequate capital in accordance with accounting principles generally accepted in the United States of America and customers' assets were appropriately segregated.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our

study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 21, 2003